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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             BRESLER & REINER, INC.
                             ----------------------
                                (name of issuer)

                                  COMMON STOCK
                         ------------------------------
                         (title of class of securities)

                                   107336-10-9
                                 --------------
                                 (CUSIP number)

                              I. WISTAR MORRIS, III
                        C/O BOENNING & SCATTERGOOD, INC.
                            4 TOWER BRIDGE, SUITE 300
                              200 BARR HARBOR DRIVE
                        WEST CONSHOHOCKEN, PA 19428-2979

                                  610-832-5272
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 APRIL 19, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 107336109                                            PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------

1. Name of reporting person                             I. Wistar Morris, III
   S.S. or IRS Identification No. of above person SS # ###-##-####

--------------------------------------------------------------------------------

2.       Check the appropriate box if a member of a group*       (a) [ ]
                                                                 (b) [ ]
                                       N/A

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. Source of Funds*     PF

--------------------------------------------------------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(E) [ ]

--------------------------------------------------------------------------------

6. Citizenship of Place of Organization            Pennsylvania, U.S.

--------------------------------------------------------------------------------
NUMBER OF                  7.  Sole Voting Power                64,700
SHARES
BENEFICIALLY               8.  Shared Voting Power               2,924
OWNED BY
EACH                       9.  Sole Dispositive Power           64,700
REPORTING
PERSON                    10.  Shared Dispositive Power        165,976
WITH
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     230,676

--------------------------------------------------------------------------------

12. Check Box if the Aggregate amount in Row (11) Excludes Certain Shares*  [ ]

--------------------------------------------------------------------------------

13.      Percent of Class Represented By Amount In Row 11                 4.21%

--------------------------------------------------------------------------------

14. Type of reporting Person* IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               PAGE 3 OF 4 PAGES
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    FILED BY I. WISTAR MORRIS, III REGARDING
                             BRESLER & REINER, INC.


ITEM 1.  SECURITY AND ISSUER
         -------------------

         This statement relates to the common stock of Bresler & Reiner, Inc., The "Company"). The Company's principal offices are located at 11200 Rockville Pike, Suite 502, Rockville, MD 20852-3117.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         The name of the person filing this statement is I. Wistar Morris, III, an individual (the "reporting person"). The reporting person's business address is c/o Boenning & Scattergood, Inc., 4 Tower Bridge, Suite 300, 200 Barr Harbor Drive, West Conshohocken, Pennsylvania 19428. He is employed as a registered representative at Boenning & Scattergood, Inc., which is a NASD registered broker-dealer.

         During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

         The reporting person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         This schedule 13D covers 230,676 shares beneficially owned by Morris individually, through his immediate family and as co-trustee for a foundation. Of the 230,676 shares beneficially owned by Morris individually, through his immediate family, and as co-trustee for a foundation, 64,700 shares are held in nominee's name for his benefit, 79,392 shares are held in nominee's name for the benefit of his wife, 83,660 shares are held in nominee's name for the benefit of his children and 2,924 shares are held in nominee's name for a foundation in which he is co-trustee. The stock beneficially owned by Morris individually and through his immediate family and the foundation was purchased with personal funds beginning in 1995, with the last purchase of 400 shares being made on May 16, 2001.

         Beginning on August 17, 2005 and extending through April 19, 2006, the accounts herein covered sold a total of 52,050 shares of the company.

         The purpose of this 13D filing is to make known that Morris and his immediate family no longer holds in excess of 5% of Bresler & Reiner.

--------------------------------------------------------------------------------
CUSIP NO. 107336109                                            PAGE 4 OF 4 PAGES
--------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         The purpose of the acquisition of the stock beneficially owned by the reporting person and his immediate family is for personal investment.

         The reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
         (j) of Item 4 of Schedule 13D, except that additional purchases may be made which would not result in the reporting person having beneficial ownership of 10% or more of the Issuer's outstanding common stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         Morris individually, through his immediate family, and as co-trustee for a foundation beneficially owns 230,676 shares of common stock of the Company, which based on the Company's 10-Q report for the quarter ended March 31, 2006, represents approximately 4.21% of the outstanding stock.

         Morris has the sole voting power and the sole dispositive power over 64,700 shares held for his benefit in nominee name. He has shared voting power over 3,987 shares held in a foundation in which he is co-trustee and he has shared dispositive power with respect to the 165,976 shares held by his wife and immediate family as well as the foundation in which he is co-trustee, all of which shares are held in nominee name for their benefit.

         See Rider 1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.
         --------------------------------------------------------------------

         None.

ITEM 7.  MATERIAL TO BE FILES AS EXHIBITS.
         ---------------------------------

         Exhibit 1: Attached is a list of Bresler & Reiner's stock sold by various Morris accounts within the last 60 days.

         Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  April 25, 2006


-----------------------------------
I.Wistar Morris, III




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                                    EXHIBIT 1


                           Master Transaction Summary
                            From 02-24-06 To 04-26-06


Tran        Security             Trade        Settle
Code         Amount              Date          Date       Quantity      Trade
----        --------             ----          ----       --------      -----
SL     Bresler & Reiner Inc    03-07-06      03-10-06        274        9,170
SL     Bresler & Reiner Inc    03-07-06      03-10-06      2,076       67,807
SL     Bresler & Reiner Inc    04-19-06      04-24-06        974       33,047
SL     Bresler & Reiner Inc    04-19-06      04-24-06         26          882

SL     Bresler & Reiner Inc    03-08-06      03-13-06        350       11,655

SL     Bresler & Reiner Inc    04-19-06      04-24-06        200        6,590

SL     Bresler & Reiner Inc    03-20-06      03-23-06      2,000       66,228